Exhibit 99.3

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025, AND DECEMBER 31, 2024

AND FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2025	December 31, 2024
	UNAUDITED	AUDITED
ASSETS
Current assets:
Cash and cash equivalents	$9,480	$12,231
Accounts receivable, net	17,522	17,977
Amount due from related parties	1,190	1,195
Other receivables	5,878	5,405
Inventories	20,608	15,224
Prepaid expenses and other current assets	12,281	11,480
Assets held for sale, current	15,421	13,873
Total current assets	82,380	77,385
Property, plant, and equipment, net	111,125	101,645
Right-of-use assets	17,601	16,183
Goodwill	47,033	42,886
Intangible assets, net	5,180	4,404
Other assets, noncurrent	2,826	3,575
Total assets	$266,145	$246,078

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Lines of credit – working capital	$60,195	$52,126
Lines of credit – wheat inventories	86,490	88,378
Accounts payable	32,423	35,308
Accrued expenses	26,669	22,594
Contract liabilities	2,612	2,215
Current portion of long-term debt	8,242	4,635
Other liabilities, current	416	440
Liabilities held-for-sale, current	1,529	1,574
Total current liabilities	218,576	207,270
Long-term debt	20,680	13,116
Loan from related party	2,988	7,715
Deferred tax liabilities, net	10,850	9,569
Other liabilities, noncurrent	2,865	3,092
Total liabilities	255,959	240,762
Commitments and contingencies (Note 18)

Stockholders’ equity:
Preferred Shares; $0.001 par value; 1,000,000 authorized, — and — issued and outstanding, at June 30, 2025 and December 31, 2024, respectively	$-	$-
Ordinary shares, $0.001 par value; 100,000,000 authorized; 26,901,592 issued and outstanding, at June 30, 2025 and December 31, 2024	27	27
Additional paid-in capital	152,455	143,649
Accumulated deficit	(150,562)	(139,679)
Accumulated other comprehensive loss	(6,492)	(5,670)
Non-controlling interest	14,758	6,989
Total Stockholders’ equity	10,186	5,316
Total liabilities and Stockholders’ equity	$266,145	$246,078

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30,	June 30,
	2025	2024

Revenues	$87,351	$159,658
Cost of sales	78,836	142,584
Gross profit	8,515	17,074

Operating expenses:
Selling, general and administrative expenses	11,537	21,056
Total operating expenses	11,537	21,056
Operating loss from continuing operations	(3,022)	(3,982)
Other expense (income):
Interest expense	6,936	6,708
Change in fair value of derivatives and contingent consideration	216	287
Foreign exchange gain	(1,750)	(506)
Total other expense	5,402	6,489
Loss before taxes from continuing operations	(8,424)	(10,471)
Income tax expense	1,099	1,670
Loss from continuing operations	(9,523)	(12,141)
Discontinued operations:
(Loss) profit from discontinued operations (Note 21)	(808)	119
Income tax expense	21	25
(Loss) profit from discontinued operations	(829)	94
Net loss	(10,352)	(12,047)
Net income attributable to noncontrolling interest	531	709
Net loss attributable to the Company	$(10,883)	$(12,756)

Loss from continuing operations per ordinary shares outstanding – basic and diluted	$(0.36)	$(0.45)
Loss from discontinued operations per ordinary shares outstanding – basic and diluted	$(0.03)	0.00

Weighted average number of shares outstanding - basic and diluted	26,901,592	26,879,202

Net loss	(10,352)	(12,047)
Other comprehensive loss net of tax:
Foreign currency translation adjustments	135	(985)
Total other comprehensive loss	135	(985)
Comprehensive loss	(10,217)	(13,032)
less: Comprehensive income attributable to non-controlling interest	1,485	518
Comprehensive loss attributable to the Company	$(11,702)	$(13,550)

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

(In thousands, except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated Other Comprehensive	Non- Controlling	Total Stockholders’
	Shares	Amount	capital	Deficit	Loss	Interest	Equity
Balance, January 1, 2024	26,879,202	$27	$143,127	$(115,354)	$(5,005)	$6,411	$29,206
Share-based compensation	-	-	136	-	-	-	136
Net (loss) income	-	-	-	(12,756)	-	709	(12,047)
Foreign exchange loss	-	-	-	-	(794)	(191)	(985)
Balance, June 30, 2024	26,879,202	$27	$143,263	$(128,110)	$(5,799)	$6,929	$16,310

Balance, January 1, 2025	26,901,592	$27	$143,649	$(139,679)	$(5,670)	$6,989	$5,316
Share-based compensation	-	-	135	-	-	-	135
Net (loss) income	-	-	-	(10,883)	-	531	(10,352)
Transactions with an entity under common control (Note 20)	-	-	8,671	-	(3)	6,284	14,952
Foreign exchange (loss) income	-	-	-	-	(819)	954	135
Balance, June 30, 2025	26,901,592	$27	$152,455	$(150,562)	$(6,492)	$14,758	$10,186

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In thousands, except share and per share data)

	Six months ended
	June 30, 2025	June 30, 2024
Cash flows from operating activities:
Net loss	$(10,352)	$(12,047)
Less: Income (loss) from discontinued operations, net of tax	(829)	94
Net loss from continuing operations	(9,523)	(12,141)
Adjustments to reconcile net loss from continuing operations to net cash (used in) provided by operating activities from continuing operations:
Depreciation of property, plant and equipment	2,108	1,977
Amortization of intangible assets	216	175
Amortization of right-of-use assets	643	631
Bad debt expense	467	418
Impairment of goodwill	995	-
Impairment of other assets	-	4,921
Change in fair value of derivatives and contingent consideration	216	287
Non-cash accretion of interest expense	(17)	242
Share-based compensation	135	386
Deferred income taxes	119	(87)
Changes in operating assets and liabilities:
Accounts receivable	1,612	(4,003)
Other receivables	169	4,263
Prepaid expenses and other current assets	(87)	(29)
Inventories	(3,698)	(1,984)
Other assets, noncurrent	178	1,240
Accounts payable	(6,307)	10,917
Lease liabilities	(338)	(351)
Other payables and liabilities	2,118	5,822
Net Cash (used in) provided by operating activities from continuing operations	(10,994)	12,684
Net Cash used in operating activities from discontinued operations	(448)	706
Net cash (used in) provided by operating activities	(11,442)	13,390
Cash flows from investing activities:
Advanced purchase consideration for sale of subsidiary	1,252	-
Purchases of property, plant, and equipment	(160)	(560)
Sales of property, plant, and equipment	-	7
Additions to intangible assets	(195)	(108)
Net cash provided by (used in) investing activities from continuing operations	897	(661)
Net cash used in investing activities from discontinued operations	-	(3)
Net cash provided by (used in) investing activities	897	(664)
Cash flows from financing activities:
Cash proceeds from transactions with an entity under common control	10,000	-
Loans from related parties	214	-
Borrowings on working capital facilities, net	1,093	5,067
Borrowings on lines of credit – Wheat inventories	5,755	39,825
Repayments on lines of credit – Wheat inventories	(17,565)	(60,564)
Borrowings on loans	10,327	1,440
Repayments on loans	(1,653)	(4,281)
Net cash provided by (used in) financing activities from continuing operations	8,171	(18,513)
Net cash provided by (used in) financing activities from discontinued operations	368	(1,586)
Net cash provided by (used in) financing activities	8,539	(20,099)
Effect of exchange rate changes on cash and cash equivalents	(745)	(280)
Net decrease in cash and cash equivalents	(2,751)	(7,653)
Cash and cash equivalents, beginning of period	12,231	24,021
Cash and cash equivalents, end of period	$9,480	$16,368

Non-cash financing activities:
Extinguishment of related party loan in connection with transactions with an entity under common control	$5,726	$-

Supplemental cash flow disclosures:
Interest paid	$6,060	$6,848
Net income taxes paid	$980	$1,812

The accompanying notes are an integral part of these condensed consolidated financial statements

5

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2025

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Nature of Operations - Forafric Global PLC and Subsidiaries (the “Company”, “we”, “us” or “our”), formerly known as Forafric Agro Holdings Limited, through its subsidiaries is a market leader in the milling industry in Morocco, with a complete offering of flours and semolina, secondary processing products including pasta and couscous, rice, and starches (“Milling Business”).

These condensed consolidated financial statements are the condensed consolidated financial statements of the Company and its subsidiaries, each of which is controlled, and is based on the financial position and results of operations of the Company as a standalone company. Intercompany balances and transactions between consolidated entities have been eliminated. Refer to Note 20 — Related Parties for further information regarding the Company’s related party transactions.

6

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Basis of Presentation - The accompanying Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with US GAAP for interim financial information. Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for annual financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the Unaudited Condensed Consolidated Financial Statements of the Company as of June 30, 2025, and for the six months ended June 30, 2025, and 2024. The results of operations for the six months ended June 30, 2025, and 2024 are not necessarily indicative of the operating results for the full year. It is suggested that these Unaudited Condensed Consolidated Financial Statements be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2024. The Balance Sheet as of December 31, 2024, has been derived from the Company’s audited Financial Statements. Unless otherwise noted, discussion in these Notes to the Condensed Consolidated Financial Statements refers to our continuing operations. Refer to Note 21, Assets and liabilities held for sale and discontinued operations, for additional information.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Accounting Policies – The significant accounting policies used in preparing these condensed consolidated financial statements were applied on a basis consistent with those reflected in our consolidated financial statements that are included in the annual report on Form 20-F for the year ended December 31, 2024 that was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025.

Use of Estimates - The preparation of our condensed consolidated financial statements in conformity with GAAP requires management to use judgment to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Significant accounting policy elections, estimates and assumptions include, among others, allowance for credit losses, valuation assumptions of goodwill and intangible assets, useful lives of long-lived assets, and measurement of income tax assets. Given the uncertainty of the global economic environment, our estimates could be significantly different than future performance. Actual results could differ from these estimates. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year have not had a material effect on our condensed consolidated financial statements.

Principles of Consolidation – The accompanying condensed consolidated financial statements include all entities controlled by the Company. Intercompany accounts and transactions are eliminated.

Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive the benefits from its activities that could potentially be significant to the entity. In assessing control, potential voting rights that are currently exercisable or convertible are considered. The accounts of subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases.

Share-Based Compensation - Share-based awards principally comprise of stock options and cash-settled stock options, referred to as “phantom options”. Share-based awards are generally issued to certain senior management personnel. Share-based compensation cost (other than phantom options) is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period, on a straight-line basis. Our phantom options are accounted for as liability awards and are re-measured at fair value each reporting period with compensation expense being recognized over the requisite service period.

The Company uses the Black-Scholes option pricing model to determine the grant date fair value of its stock options and phantom options, respectively, as well as the fair value at each reporting period for liability classified awards. This model requires the Company to estimate the expected volatility and the expected term of the stock options, which are highly complex and subjective variables. The Company uses an expected volatility of its stock price during the expected life of the options that is based on the historical performance of the Company’s stock price as well as including an estimate using similar companies. The expected term is computed using the simplified method as the Company’s best estimate given its lack of actual exercise history. The Company has selected a risk-free rate based on the implied yield available on U.S. Treasury securities with a maturity equivalent to the expected exercise term of the stock option. The inputs to the valuation of phantom options are observable in the market, and as such are classified as Level 2 in the fair value hierarchy. The Company accounts for forfeitures of share-based awards as the occur.

7

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Foreign Currency Translation and Transactions - The Company’s functional currency is the Moroccan dirham (“MAD”), and its presentation currency is the United States Dollar (“USD”). The functional currency is translated into U.S. dollars for balance sheet accounts using currency exchange rates in effect as of the balance sheet date, and for revenue and expense accounts using a weighted-average exchange rate during the fiscal year. The transactions in foreign currency (that is a different currency than the functional currency of the entity) are converted at the exchange rate prevailing to the date of the transaction. The assets and liabilities denominated in foreign currencies are evaluated in the current period on the date of the closing or at the opening rate, when applicable. The translation adjustments are deferred as a separate component of equity in “Accumulated other comprehensive income”. Gains or losses resulting from transactions denominated in foreign currencies and intercompany debt that is not of a long-term investment nature are included in (gain) loss on foreign currency exchange in the condensed consolidated statements of operations and comprehensive loss.

Credit Risk – Financial instruments potentially subject to concentration of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. At times during the periods presented, the Company had funds in excess of Deposit Insurance programs in Morocco, on deposit at various financial institutions. Management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Foreign currency forward contracts –The Company is exposed to foreign currency exchange rate fluctuations in the normal course of its business, which the Company at times manages through the use of foreign currency forward contracts. The Company has entered into foreign currency forward contracts and accounts for these instruments in accordance with Accounting Standards Codification (“ASC”) Topic 815, “Derivatives and Hedging,” which establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at fair value. The Company’s foreign currency contracts are not designated as hedging instruments under ASC 815; accordingly, changes in the fair value are recorded in current period earnings. For more information, refer to Note 13 - Foreign currency forward contracts.

Fair Value Measurements – The Company follows the guidance in ASC 820, “Fair Value Measurement,” for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).

The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used to value the assets and liabilities:

-	Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

-	Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

-	Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments include cash equivalents, accounts receivable from customers, other receivables, prepaid expenses and other current assets, accounts payable and accrued liabilities, all of which are typically short-term in nature. The Company believes that the carrying amounts of these financial instruments reasonably approximate their fair values due to their short-term nature.

The Company measures the derivative liabilities or assets related to foreign currency forward contracts at fair value on a recurring basis. Refer to Note 13 – Foreign currency forward contracts.

The Company measures the contingent consideration liability at fair value on a recurring basis.

Assets and liabilities held for sale and discontinued operations – The Company classifies disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset, and the sale expected to be completed within one year from the date of the classification except if events or circumstances beyond the Company’s control extend the period of time required to sell the asset or disposal group beyond one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan to sell have been initiated.

Assets and liabilities classified as held for sale are presented separately in the Consolidated Balance Sheets. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss only if they represent a strategic shift. The revenue and expenses included in the results of discontinued operations are the revenue and direct operating expenses incurred by the discontinued component that may be reasonably segregated from the revenue and costs of the ongoing operations of the Company. Refer to Note 21 for further information.

8

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Liquidity and going concern – In connection with the preparation of the consolidated financial statements for the period ending June 30, 2025, management has evaluated the Company’s ability to continue as a going concern. Based on current financial conditions, the company has incurred significant operating losses in recent periods, and its cash flow projections indicate that it may not have sufficient liquidity to meet its obligations over the next twelve months.

Management is actively pursuing several potential sources of additional financing, including negotiations with investors and financial institutions, as well as exploring cost-reduction initiatives and the potential sale of non-core assets. These plans include the sale of a wholly owned subsidiary operating in logistics activities and the sale of long-term assets belonging to a durum wheat mill for total estimated proceeds of $10,000 and $19,000, respectively. The Company completed the sale of the wholly owned subsidiary operating in logistics activities in August 2025. The Company expects to finalize the sale of the durum wheat mill in the near term.

As of June 30, 2025 and December 31, 2024, the Company concluded that the pending transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10. Refer to Note 21, Assets and liabilities held for sale and discontinued operations, for additional information.

These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements have been prepared assuming the Company will continue as a going concern, but if the Company is unable to secure additional financing or otherwise resolve these uncertainties, it may be unable to realize its assets and discharge its liabilities in the normal course of business.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 19, Segment Information in the accompanying notes to the condensed consolidated financial statements for further detail.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency and decision usefulness of income tax disclosures by requiring; (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. For public business entities, the standard is effective for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is determining the impact of the ASU 2023-09 on its next annual consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Other than as described above, no accounting pronouncements issued or effective during the period ended June 30, 2025, has had or is expected to have a material impact on the condensed consolidated financial statements.

4. LEASES

The Company has operating leases for real estate and vehicles. The Company has finance leases for equipment and construction land space. Leases are classified as finance leases because ownership of the underlying assets transfers at the end the lease term. Remaining lease terms for these leases range from less than one year to nineteen years.

The Company does not record leases with a term of 12 months or less on the condensed consolidated balance sheet.

9

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Supplemental balance sheet information related to leases was as follows:

		June 30,	December 31,
	Balance Sheet	2025	2024
	Classification	(in thousands)
Assets
Operating leases	Right-of-use assets	$7,500	$6,931
Finance leases	Right-of-use assets	10,101	9,252
Total assets		$17,601	$16,183

Liabilities Current liabilities
Operating leases	Current portion of long-term debt	$762	$635
Finance leases	Current portion of long-term debt	147	390
Total current liabilities		909	1,025
Noncurrent liabilities
Operating leases	Long-term debt	6,341	5,893
Finance leases	Long-term debt	129	182
Total noncurrent liabilities		6,470	6,075
Total liabilities		$7,379	$7,100

Right-of-use assets and their corresponding lease liabilities are measured and recognized based on the present value of the future minimum lease payments over the lease term at the commencement date.

Discount Rates

For the majority of its leases, the Company uses the rate implicit in the lease. For leases without an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments for those leases.

The weighted-average discount rates for the Company’s leases were as follows:

	June 30,	December 31,
	2025	2024
Operating leases	5.2%	5.2%
Finance leases	7.0%	7.0%

Lease Payments

The Company includes lease payments under options to extend or terminate the lease in the measurement of the right-of-use asset and lease liability when it is reasonably certain that it will exercise such options. Fixed lease costs represent the explicitly quantified lease payments prescribed by the lease agreement and are included in the measurement of the right-of-use asset and corresponding lease liability.

The weighted-average remaining lease term of the Company’s leases were as follows:

	June 30, 2025	December 31, 2024
Operating leases	9.5 years	9.5 years
Finance leases	0.2 years	0.5 years

10

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The components of lease expense for the six months ended June 30, 2025 and 2024 were as follows:

	June 30,
	2025	2024
	(in thousands)
Operating lease cost	$381	$328
Finance lease cost:
Amortization of right-of-use assets	262	303
Interest on lease liabilities	17	50
Total lease cost	$660	$681

As of June 30, 2025, future maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases
	(in thousands)
Remainder of 2025	$647	$186
2026	1,148	128
2027	1,076	95
2028	1,042	40
2029	972	-
Thereafter	4,299	-
Total lease payments	9,184	449
Less: Interest	(2,081)	(173)
Present value of lease liabilities	$7,103	$276

11

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Other information related to leases for the six months ended June 30, 2025 and 2024 were as follows:

	June 30,
	2025	2024
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$381	$328
Operating cash flows for finance leases	$262	$303
Financing cash flows for finance leases	$17	$50

5. ACCOUNTS RECEIVABLE, NET

The gross and realizable value of accounts receivable are detailed as follows:

	June 30,	December 31,
	2025	2024
	(in thousands)
Accounts receivable	$35,469	$33,544
Allowance for estimated credit losses	(17,947)	(15,567)
Total	$17,522	$17,977

Changes in allowances for estimated credit losses consisted of:

Allowance for Estimated Credit Losses
(in thousands)
Balance at December 31, 2023	$(14,979)
Current period provision for expected credit losses	(895)
Foreign currency exchange adjustments	307
Balance at December 31, 2024	$(15,567)
Current period provision for expected credit losses	(467)
Foreign currency exchange adjustments	(1,913)
Balance at June 30, 2025	$(17,947)

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of:

	June 30,	December 31,
	2025	2024
	(in thousands)
Value-added tax receivable	$1,833	$1,614
Prepaid income taxes	5,092	4,476
Advances to suppliers	3,682	3,515
Prepaid expenses	508	485
Other current assets	1,166	1,390
Total	$12,281	$11,480

12

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

7. INVENTORIES

Inventories are detailed as follows:

	June 30,	December 31,
	2025	2024
	(in thousands)
Merchandise	$1,360	$847
Raw materials and consumable supplies	13,631	12,819
Finished Goods	5,617	1,558
Total	$20,608	$15,224

The Company has no inventory reserves as of June 30, 2025, and December 31, 2024.

8. PROPERTY, PLANT AND EQUIPMENT, NET

	June 30,	December 31,
	2025	2024
	(in thousands)
Land	$25,615	$22,857
Buildings	60,577	54,026
Machinery and equipment	67,979	60,498
Assets in progress	6,713	6,661
Others	5,668	5,036
Total	166,552	149,078
Less accumulated depreciation	(55,427)	(47,433)
Total	$111,125	$101,645

Depreciation expense was $2,108 and $1,977 for the six months ended June 2025 and 2024, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

Changes in the carrying amount of goodwill allocated to its reporting units for the six months ended June 30, 2025, and the year ended December 31, 2024, are as follows:

	Soft	Durum	Couscous
	Wheat	Wheat	and Pasta	Total
	(in thousands)
Balance at December 31, 2023	$33,151	$2,411	$8,449	$44,011
Foreign currency exchange adjustments	(890)	(52)	(183)	(1,125)
Balance at December 31, 2024	$32,261	$2,359	$8,266	$42,886
Impairment	-	(995)	-	(995)
Foreign currency exchange adjustments	3,923	222	997	5,142
Balance at June 30, 2025	$36,184	$1,586	$9,263	$47,033

The Company performed the annual impairment assessment as of December 31, 2024, which did not result in impairment losses. During the six months ended June 30, 2025, the Company identified a triggering event related to the Durum reporting unit, primarily due to delays in achieving the forecasted projections supporting the reporting unit’s original business plan. Therefore, the Company conducted both qualitative and quantitative assessments and determined it was appropriate to recognize a goodwill impairment charge of $995 during the six months ended June 30, 2025.

The impairment charge is non-cash and reduced the carrying amount of goodwill for the Durum segment to its implied fair value. Management continues to monitor key assumptions and market conditions that could impact future impairment assessments.

13

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Changes in the carrying amount of intangible assets for the six months ended June 30, 2025, and the year ended December 31, 2024, are as follows:

	Trade	Customer	Other	Total Intangible
	names	relationships	intangibles	Assets
	(in thousands)
Balance at December 31, 2023	$967	$1,775	$1,906	$4,648
Acquisitions	-	-	283	283
Amortization	-	(93)	(259)	(352)
Foreign currency exchange adjustments	(47)	(89)	(39)	(175)
Balance at December 31, 2024	$920	$1,593	$1,891	$4,404
Acquisitions	-	-	195	195
Amortization	-	(58)	(158)	(216)
Transfer	-	-	238	238
Foreign currency exchange adjustments	116	197	246	559
Balance at June 30, 2025	$1,036	$1,732	$2,412	$5,180

As of June 30, 2025, the weighted-average remaining amortization period for intangibles other than goodwill is 7.3 years and future intangible amortization is expected to total the following:

(in thousands)
Remainder of 2025	$830
2026	830
2027	830
2028	674
2029	517
Thereafter	463
Total amortization	$4,144

10. ACCRUED EXPENSES

Accrued expenses consist of:

	June 30,	December 31,
	2025	2024
	(in thousands)
Consideration payable to selling stockholder	$9,960	$9,480
Accrued government taxes	9,669	9,127
Accrued interest	3,491	2,304
Advanced purchase consideration for sale of subsidiary	1,330	-
Accrued salaries and benefits	619	592
Accruals to social agencies	728	637
Other accrued expenses	872	454
Total	$26,669	$22,594

11. LINES OF CREDIT

Lines of Credit – working capital

The Company has entered into unsecured revolving credit agreements with several financial institutions to fund working capital requirements (“WC Lines of Credit”). The WC Lines of Credit provide the Company with the ability to borrow funds under consolidated lines of credit of up to approximately $61,000. Interest rates range from 5.6% to 7.5%. The WC Lines of Credit renew automatically on an annual basis. The Company and certain of its subsidiaries are borrowers under the WC Lines of Credit, and their obligations are cross guaranteed by certain other subsidiaries.

14

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Lines of Credit – wheat inventories

The Company has entered into credit agreements with several financial institutions for asset-based credit facilities in order to fund wheat raw material purchases (“Wheat Credit Facilities”). The Wheat Credit Facilities provide the ability to borrow funds under consolidated lines of credit of up to approximately $87,000, subject to certain borrowing base criteria. The Wheat Credit Facilities are secured by the Company’s inventory. Interest rates range from 2.75% to 7.5% per annum. The Wheat Credit Facilities must be renewed on a semi-annual basis. The Company and certain of its subsidiaries are borrowers under the Wheat Credit Facilities, and their obligations are cross guaranteed by certain other subsidiaries.

12. LONG-TERM DEBT

The long-term debt of is presented as follows:

	June 30,	December 31,
	2025	2024
	(in thousands)
Loans	$21,543	$10,651
Leases	7,379	7,100
Total outstanding debt	28,922	17,751
Less current portion	(8,242)	(4,635)
Total long-term debt	$20,680	$13,116

The term loans and other financial liabilities are evaluated according to the amortized cost method using the effective interest rate of the loan. The loan issuance costs and premiums are determined at inception and are amortized over the useful life of the loan via the effective interest rate.

Term Loans

The Company maintains term loans with several financial institutions (the “Term Loans”). The Term Loans are unsecured and have fixed monthly payments ranging from approximately $13 to $215, with annual payments ranging from approximately $103 to $332. Interest on the Term Loans range from 5.5% to 9.25% per annum. The Term Loans mature through 2034.

Lease Obligations

The Company owes $7,379 and $7,100 related to its leases as of June 30, 2025 and December 31, 2024, respectively. Lease obligations are payable in monthly installments of principal and interest and are collateralized by the related assets financed. Refer to Note 4 for additional information regarding the Company’s leases.

The scheduled maturities of outstanding debt as of June 30, 2025, are as follows:

(in thousands)
Remainder of 2025	$5,440
2026	6,011
2027	5,531
2028	4,713
2029	2,427
Thereafter	4,800
Total outstanding debt	$28,922

13. FOREIGN CURRENCY FORWARD CONTRACTS

Our global operations require active participation in foreign exchange markets. From the beginning of 2023, the Company entered into foreign currency forward contracts to reduce the risk arising from foreign exchange rate fluctuations.

We do not utilize hedge accounting and as such value open foreign currency forward contracts at fair value with the change in unrealized gain or loss recorded in “Change in fair value of derivatives and contingent consideration” on the Company’s condensed consolidated statements of operations.

15

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

As of June 30, 2025 the Company did not have outstanding foreign currency forward contracts. The Company had 8 foreign currency forward contracts outstanding as of December 31, 2024, with a notional value of $8,540 and €2,020 ($2,098), respectively.

Foreign currency forward contracts are marked-to-market based on the difference between the forward rate and the exchange rate as of the reporting period; thus, the Company measures the fair value of these contracts under a Level 2 input.

The foreign currency forward contract assets totaled $0 and $272, respectively at June 30, 2025 and December 31, 2024. The Foreign currency forward contract liabilities totaled $0 and 67, respectively at June 30, 2025 and December 31, 2024. These assets and liabilities are recorded within prepaid expenses and other current assets, and other liabilities, current, respectively on the consolidated balance sheets.

14. INCOME TAXES

The following table presents the components of the six months ended June 30, 2025 and 2024 provision for income taxes:

	June 30,
	2025	2024
	(in thousands)
Current	$980	$1,757
Deferred	119	(87)
Total income tax expense	$1,099	$1,670

16

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

The Company’s effective tax rate was -14% and -16% for the six months ended June 30, 2025, and 2024, respectively. The effective tax rate was lower than the Moroccan statutory rate primarily due to unrecognized tax losses and the minimum contribution due to the Moroccan tax authorities levied on turnover and other specific revenue.

During the six months ended as of June 30, 2025, and the year ended December 31, 2024, the Company has $54,924 and $40,349, respectively, as cumulative net operating losses of which $31,319 and $19,262 that begin to expire within four years, respectively.

In assessing the realizability of these deferred tax assets, management considers whether it is more-likely-than-not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies, and projected future taxable income in determining whether a valuation allowance is warranted.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view with regard to future realization of deferred tax assets. We continue to believe it is more likely than not that the benefit for certain net operating loss carryforwards will not be realized. In recognition of this risk, we continue to provide a valuation allowance on the deferred tax assets in the amount of $7,767 and $4,889 as of June 30, 2025 and December 31, 2024, respectively. These allowance amounts correspond mainly to the carryforward losses that are not indefinite.

15. STOCKHOLDERS’ EQUITY

Capital stock

Preferred Shares - The Company is authorized to issue 1,000,000 Preferred Shares with a par value of $.001 per share. The authorized Preferred Shares will be available for issuance by the Board upon the passing of an ordinary resolution of the holders of the ordinary shares. The ordinary resolutions of the stockholders of the Company will stipulate the powers, preferences and relative, participating, optional and other rights or special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as well as any restrictions, of the class of preferred shares as a whole, which has not yet been determined.

Ordinary Shares - The Company is authorized to issue 100,000,000 Ordinary Shares with a par value of $.001 per share. As of June 30, 2025, a total of 26,901,592 ordinary shares were issued and outstanding. In the event of the liquidation of the Company, after satisfaction of liabilities to creditors, the assets of the Company will be distributed to the holders of the ordinary shares in the Company in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of preferred shares with preferential rights that may be authorized by ordinary resolution in the future. The holders of ordinary shares have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the ordinary shares. The rights, preferences and privileges of holders of the ordinary shares may be subject to those of the holders of any preferred shares the Company may issue in the future.

Class Z non-redeemable and non-convertible ordinary shares - The Company is authorized to issue 30,000,000 Class Z non-redeemable and non-convertible ordinary shares (“Class Z Ordinary Shares”) with a par value of $0.001 per share. As of June 30, 2025 and December 31, 2024, the Company had zero Class Z Ordinary Shares issued and outstanding.

Warrants

Public Warrants - There were 11,461,120 public warrants outstanding at June 30, 2025 and December 31, 2024. Each public redeemable warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share. The Company may call the outstanding public warrants for redemption in whole and not in part, at a price of $0.01 per warrant:

-	at any time while the warrants are exercisable;
-	upon not less than 30 days’ prior written notice of redemption to each warrant holder;
-	if, and only if, the reported last sale price of the Ordinary Share equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30-day trading period ending on the third business day prior to the notice of redemption to warrant holders, and
-	if, and only if, there is a current registration statement in effect with respect to the Ordinary Share underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

17

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

Private Warrants - At June 30, 2025 and December 31, 2024, there were 4,289,722 private warrants outstanding. Each private warrant entitles the registered holder to purchase one ordinary share at a price of $11.50 per share.

Stockholder Earn-Out Rights

As a part of the Business Combination consideration, the selling stockholder shall be entitled to receive, as additional consideration, and without any action on behalf of the Company or the Company’s stockholders, additional ordinary shares (the “Earnout Shares”), to be issued as follows during the period from and after the Closing until the end of calendar year 2024 (A) 500,000 Earnout Shares, if, during calendar year 2022, Adjusted EBITDA (as defined in the Business Combination Agreement) of the Company is equal to or greater than $27 million, (B) 500,000 Earnout Shares, if, during calendar year 2023, Adjusted EBITDA of the Company is equal to or greater than $33 million, and (C) 1,000,000 Earnout Shares, if, during calendar year 2024, the Buyer Trading Price (as defined in the Business Combination Agreement) during the standard market trading hours of a trading day is greater than or equal to $16.50 for any 20 trading days within any period of 30 consecutive trading days. as of December 31, 2024 no earn out shares were issued and the rights have expired.

16. SHARE-BASED COMPENSATION

In connection with the Business Combination, the Stockholders of the Company considered and approved the Forafric 2022 Long Term Employee Share Incentive Plan (the “Equity Incentive Plan”) which provides for the grant of awards, consisting of nominal cost options or phantom options to employees, directors and consultants of the Company or any of its subsidiaries. The maximum number of shares which may be the subject of awards under the Equity Incentive Plan may not exceed 10% of the issued share capital of the Company from time to time and the maximum number of shares reserved and available for issuance shall not exceed 2,645,684. No award can be exercised after the tenth anniversary of the date of grant. With the exception of certain special circumstances, an award can only be exercised while the award holder is employed or engaged by the Company or any of its subsidiaries. Subject to certain provisions, a vested award may be exercised in whole or in part at any time after its date of grant.

The following table summarizes all stock option activity for the period ended June 30, 2025:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2024	64,705	$0.001	8.38	$663
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	-	-	-	-
Outstanding as of June 30, 2025	64,705	$0.001	7.88	$505
Exercisable as of June 30, 2025	-	$-	-	$-

18

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

As of June 30, 2025, the unrecognized compensation expense associated with the stock options is $136 and it will be recognized over 6 months from the end of June 30, 2025.

The grant date fair value of the stock options was estimated using the following assumptions:

Expected term	5 years
Volatility	62.39%
Expected dividend yield	0.00%
Risk-free interest rate	3.52%

The following table summarizes the phantom option activity for the period ended June 30, 2025:

	Phantom Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (thousands)
Outstanding as of December 31, 2024	57,313	$0.001	8.45	$587
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited/Expired	(36,975)	$0.001	8.45	(379)
Outstanding as of June 30, 2025	20,338	$0.001	7.40	$124
Exercisable as of June 30, 2025	-	$-	-	$-

The weighted-average fair value of the phantom stock options for the period ended June 30, 2025 was $7.8. The liability for outstanding phantom stock options as of June 30, 2025 was $124 and is included in other liabilities in the consolidated balance sheet.

As of June 30, 2025, the unrecognized compensation expense associated with the phantom options is $35 and it will be recognized over 6 months from the end of June 30, 2025.

The fair value of the phantom options at June 30, 2025 was estimated using the following assumptions:

Expected term	5 years
Volatility	54.74%
Expected dividend yield	0.00%
Risk-free interest rate	3.79%

17. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the number of weighted average ordinary shares outstanding during the reporting period. The Company’s weighted average number of shares outstanding used in calculating earnings per share are 26,901,592 and 26,879,202 for the periods ended June 30, 2025 and 2024, respectively. Because there was no activity to cause dilution in the weighted average ordinary shares, basic and diluted earnings per share are disclosed together in each of the reporting periods.

The computation of diluted loss per share excludes the effect of earnout and option shares and warrants to purchase the Company’s shares because their inclusion would be anti-dilutive.

18. COMMITMENTS AND CONTINGENCIES

The Company entered into a five-year supply agreement with Millcorp Geneva SA (“Millcorp”), pursuant to which the Company is obligated to obtain at least 80% of the Company’s annual requirements of common wheat, durum wheat, or any other cereal, from Millcorp. The agreement expired on March 31, 2023 and was subsequently amended to extend through March 2026. The purchases incurred were $26,936 and $53,994 for the periods ended June 30, 2025 and 2024, respectively.

The Company has commitments with banks to finance its operating activities. The Company has provided collateral and mortgages to banks of $39,208 as of June 30, 2025.

19

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

From time to time the Company is involved in litigation incidental to the conduct of its business. These matters may relate to employment and labor claims, patent and intellectual property claims, claims of alleged non-compliance with contract provisions and claims related to alleged violations of laws and regulations. When applicable, the Company records accruals for contingencies when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Defense costs are expensed as incurred and are included in professional fees. While the outcome of lawsuits and other proceedings against the Company cannot be predicted with certainty, in the opinion of management, individually or in the aggregate, no such lawsuits and other proceedings had or are expected to have a material effect on the condensed consolidated financial statements at June 30, 2025.

19. SEGMENT INFORMATION

The Company manages operations on a company-wide basis, thereby making determinations as to the allocation of resources in total rather than on a segment-level basis. The Company has designated reportable segments based on how management views its business. The Company does not segregate assets between segments for internal reporting. Therefore, asset-related information has not been presented. The reportable segments, as presented below, are consistent with the way the Company reports its results to the chief operating decision maker (“CODM”). Management determined that the Company’s CEO, is ultimately responsible for allocating resources and assessing the performance of the Company. As such, the CEO is the CODM in accordance with ASC 280-10-50-5.

The principal products that comprise each segment are as follows:

Soft Wheat – The Soft Wheat segment includes the production and sale of soft wheat yielding flour that is used to make desserts and sauces.

Durum Wheat - The Durum Wheat segment includes the production and sale of hard wheat yielding flour that is used to make pasta.

Couscous and Pasta – The Couscous and Pasta segment includes the secondary processing of products including couscous and pasta sold to end customers.

The “all other” category includes activities and items not allocated to reportable segments, such as non-operating entities, non-significant activities and centrally incurred corporate overhead expenses.

The Company evaluates the performance of its segments based on sales, cost of sales and operating income. Operating income (loss) is defined as gross profit less sales & marketing costs, direct selling, general, and administrative expenses, and other operating expenses. The amounts in the following tables are obtained from reports used by senior management and do not include income taxes.

Financial information relating to the Company’s reportable segments is as follows:

	Six months ended June 30,
	2025	2024
	(in thousands)
Sales to external customers:
Soft Wheat	$75,272	$122,408
Durum Wheat	2,608	20,432
Couscous & Pasta	6,951	14,894
All others	2,520	1,924
Total	$87,351	$159,658

Cost of sales(1):
Soft Wheat	$(67,835)	$(109,893)
Durum Wheat	(3,038)	(19,189)
Couscous & Pasta	(5,728)	(11,640)
All others	(2,235)	(1,862)
Total	$(78,836)	$(142,584)

Gross profit
Soft Wheat	$7,437	$12,515
Durum Wheat	(430)	1,243
Couscous & Pasta	1,223	3,254
All others	285	62
Total	$8,515	$17,074

Selling, general and administrative expenses(2)
Soft Wheat	$(6,048)	$(12,122)
Durum Wheat	(1,266)	(1,792)
Couscous & Pasta	(783)	(2,320)
All others	(3,440)	(4,822)
Total	$(11,537)	$(21,056)

Operating (loss) income:
Soft Wheat	$1,389	$393
Durum Wheat	(1,696)	(549)
Couscous & Pasta	440	934
All others	(3,155)	(4,760)
Total	$(3,022)	$(3,982)

(1)	Primarily includes purchases of inventory, packaging, and other sales costs.
(2)	Primarily includes payroll costs, transportation fees, professional fees, and other selling, general, and administrative costs.

20

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

Geographic Information — The Company had net sales from customers outside of Morocco of approximately 27.9% (18.4% in Mali, 8.5% in Burkina and 1% in other countries) of total consolidated net sales from continuing operations for the six months ended June 30, 2025. Net sales are determined based on the customer destination where the products are shipped.

Long-lived assets consist of net property, plant, and equipment. The geographic location of long-lived assets is as follows:

	June 30,	December 31,
	2025	2024
	(in thousands)
Morocco	$90,188	$82,391
Burkina	9,254	8,269
Mali	7,239	6,508
Angola	3,991	4,016
Other	453	461
Total	$111,125	$101,645

20. RELATED PARTIES

The following discussion summarizes activity between the Company and related parties:

Millcorp provides significant part of the imported grain to the Company. The purchases incurred were $26,936 and $53,994 for the periods ended June 30, 2025 and 2024, respectively. The Company’s has outstanding amounts of $4,364 and $5,545 included in the account payable due to Millcorp as of June 30, 2025 and December 31, 2024, respectively

The Company grants share-based payments to non-executive members of its board of directors in exchange for directors’ services. For the period ended June 30, 2025, the share-based compensation expense recognized was $63.

The Company’s amounts due from related parties were $1,190 and $1,195 as of June 30, 2025, and December 31, 2024, respectively.

The Company’s amounts due to related parties were $2,988 and $7,715 as of June 30, 2025, and December 31, 2024, respectively.

Moreover, the Company owed the Lighthouse Capital Limited $8,000 as part of the consideration paid in consideration for the business combination consummated in 2022 with interest accruing at the rate of 8% per annum from June 8, 2022. The total outstanding consideration payable to Lighthouse Capital Limited amounts to $9,960, and $9,480 as of June 30, 2025 and December 31, 2024, respectively. These amounts are recorded within accrued expenses.

Transactions Between Entities Under Common Control

On June 30, 2025, the Company sold partial ownership interests in two majority owned subsidiaries, and one non-consolidated equity method investee, to a related-party entity under common control. The total consideration of this transaction was $15,700. The sales qualified as transactions between entities under common control and were therefore accounted for in accordance with ASC 805-50, Transactions Between Entities Under Common Control, and ASC 810-10, Consolidation. Under this guidance, the Company derecognized the carrying amounts of the ownership interests transferred but did not recognize any gain or loss. The difference between the carrying amount transferred and the consideration received was recorded within Equity as an increase to Additional Paid-in Capital.

Following the transfers, the Company’s ownership interests in the two majority owned subsidiaries were reduced to 51%, while the ownership interest in the non-consolidated equity method investee was reduced from 45% to 25%.

The Company has not entered into any significant transactions with other related parties.

21

FORAFRIC GLOBAL PLC AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Continued)

21. ASSETS AND LIABILITIES HELD FOR SALE AND DISCONTINUED OPERATIONS

As part of its new strategy with a Morocco and soft wheat focus, the Company initiated in November 2024 a plan for the potential disposal of several assets and businesses. As of June 30, 2025, the Company concluded that the following pending sale transactions met the criteria of classification as held for sale in accordance with Subtopic 205-20 and 360-10:

-	All long-term assets belonging to a durum wheat mill with a capacity of 240 tons per day, located in Casablanca,
-	A wholly owned subsidiary operating in logistic activities.

In January 2025, the Company entered into an agreement for the sale of these two items for total consideration of $29,000. The Company completed the sale of the wholly owned subsidiary operating in logistics activities in August 2025. The Company expects to finalize the sale of the Durum Wheat Mill in the near term.

The following table presents a summary of the carrying amounts of major classes of assets and liabilities classified as held for sale:

	June 30,	December 31,
	2025	2024
	(in thousands)
Carrying amounts of major classes of assets included as part of discontinued operations:
Property, plant, and equipment, net	$7,491	$6,685
Goodwill	4,909	4,380
	$12,400	$11,065

Carrying amounts of major classes of assets not included as part of discontinued operations:
Accounts receivable, net	$-	$139
Prepaid expenses and other current assets	170	119
Property, plant, and equipment, net	2,734	2,439
Right-of-use assets	113	107
Other assets, noncurrent	4	4
	$3,021	$2,808

Total assets held for sale	$15,421	$13,873

Carrying amounts of major classes of liabilities included as part of discontinued operations:
Deferred tax liabilities	$470	$404
	$470	$404

Carrying amounts of major classes of liabilities not included as part of discontinued operations:
Lines of credit – working capital	$9	$209
Accounts payable	410	187
Accrued expenses	360	514
Current portion of long-term debt	27	23
Long-term debt	57	63
Deferred tax liabilities, net	196	174
	$1,059	$1,170

Total liabilities held for sale	$1,529	$1,574

The following table presents the major line items constituting pretax profit (loss) of discontinued operations:

	Six Months Ended June 30,
	2025	2024

Revenues	$-	$5,579
Cost of sales	-	(3,936)
Selling, general and administrative expenses	(496)	(1,271)
Interest expense	(311)	(251)
Foreign Exchange loss	(1)	(2)
Total pretax (loss) profit of discontinued operations	$(808)	$119

22. SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2025, the date of these condensed consolidated financial statements, through December 29, 2025, the date these condensed consolidated financial statements were available to be issued, for events requiring recording or disclosure in the condensed consolidated financial statements. The Company concluded that no events have occurred that would require recognition or disclosure in the condensed consolidated financial statements, except as described in Note 2 and 21.

22